UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On June 3, 2009 (the “Notice Date”), a subsidiary of the registrant, Eurand, Inc. (the “Company”) received a letter (the “Letter”) regarding an amended Abbreviated New Drug Application (“ANDA”) submitted to the U.S. Food and Drug Administration (“FDA”) by Anchen Pharmaceuticals, Inc. (“Anchen”), requesting approval to market and sell a generic version of the 15 mg and 30 mg dosage strengths of AMRIX® (Cyclobenzaprine Hydrochloride Extended-Release Capsules). In the Letter, Anchen alleges that the U.S. Patent Number 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to the Company is invalid, unenforceable and/or will not be infringed by Anchen’s manufacture, use or sale of the product described in Anchen’s ANDA submission. The Company’s patent covers extended-release formulations containing the muscle relaxant cyclobenzaprine and expires on February 26, 2025. The Company has filed patent infringement actions against Mylan Pharmaceuticals, Inc., Barr Pharmaceuticals, and IMPAX Pharmaceuticals, Inc. in response to Paragraph IV Certification Notice Letters it received in October and November 2008 regarding an ANDA submitted to the FDA by each of Mylan Pharmaceuticals, Inc., Barr Pharmaceuticals, and IMPAX Pharmaceuticals, Inc. which also request approval to market and sell a generic version of the 15 mg and 30 mg dosage strengths of AMRIX® (Cyclobenzaprine Hydrochloride Extended-Release Capsules).
     The Company, as developer of AMRIX®, currently is reviewing the Letter. By statute, if the Company initiates a patent infringement lawsuit against Anchen within 45 days of the Notice Date, then the FDA would be automatically precluded from approving the Anchen ANDA until the earlier of a district court decision finding the patent invalid or not infringed or 30 months from the Notice Date. The Company will work to determine the most appropriate course of action.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 5, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary